Mail Stop 3561   January 23, 2007

John L. Corn
President
Contracted Services, Inc.
5222 110th Avenue North
Clearwater, Florida 33760

> **Re:** **Contracted Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed January 8, 2007**
> **File No. 333-136643**

Dear Mr. Corn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1.   Please include the consent of your independent registered public accounting firm as required by Item 601(b)(23) of Regulation SB.

Financial Statements, page F-1

2.   We note that you removed the statements of operations and cash flows for the comparable period of the preceding fiscal year from your interim financial statements. Please revise to comply with Item 310(b) of Regulation S-B. Please also disclose the correction of the error in accounting for shareholder distributions for the period ended September 30, 2005 in accordance with APB 20 or SFAS 154 and label the statements of operations and cash flows for the period ended September 30, 2005 "as restated."

Statements of Operations, F-4

3.   We note the revisions to your disclosure in response to comment number 8 in our letter dated December 20, 2006. Please revise to present earnings per common share for the nine month period as opposed to each quarter included in the period. Please also revise your disclosure in Note F on page F-8 accordingly.

Balance Sheet, page F-10

4.   We note that the cash balance is presented as accounts receivable. As a result, other amounts in current assets may also be presented on the incorrect line item. Please revise as appropriate.

Statements of Operations, page F-11

5.   We note your response to comment number 12 in our letter dated December 20, 2006. However, your presentation is still confusing. Given the insignificant effects of the change in tax status please revise to present net income and earnings per share as a Subchapter S corporation and eliminate the disclosure regarding income before income taxes, income taxes, pro forma net income, pro forma tax per share and pro forma earnings per common share. Please similarly revise your statement of operations on page F-19.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935